UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

As previously disclosed, on October 23, 2026, Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) effected a 20-for-1 share consolidation of its Class A ordinary shares and Class B ordinary shares (the “Share Consolidation”). As a result of the Share Consolidation, the exercise price of the ordinary warrants issued by the Company on September 16, 2026 (the “Ordinary Warrants”) was subject to adjustment and reduction to the lowest daily volume-weighted average price (“VWAP”, and such lowest VWAP, the “Event Market Price”) during the period beginning five consecutive trading days immediately preceding, and ending on the fifth trading day immediately following, October 23, 2026 (the “Share Combination Adjustment Period”).

The Share Combination Adjustment Period ended at the close of trading on October 30, 2026. The Event Market Price is US$2.9779, which represents the lowest VWAP during the Share Combination Adjustment Period, and the exercise price of the Ordinary Warrants has been adjusted accordingly. During the Share Combination Adjustment Period, certain holders exercised the warrants for cash and the Company issued 20,980 Class A ordinary shares. As of the date of this report, and the Company has outstanding Ordinary Warrants to purchase up to approximately 901,942.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	Huachen AI Parking Management Technology Holding Co., Ltd

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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